FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15 d-16
                     of the Securities Exchange Act of 1934




For the month of September 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                 No X
                         ---                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

     o CEZ GROUP QUARTERLY REPORT ON OPERATIONAL, ECONOMIC AND FINANCIAL RESULTS FOR 1ST HALF 2005

     o CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS AS OF JUNE 30, 2005

    CEZ GROUP QUARTERLY REPORT ON OPERATIONAL, ECONOMIC AND FINANCIAL RESULTS
                                FOR 1ST HALF 2005


   NON-AUDITED CONSOLIDATED RESULTS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL
                              REPORTING STANDARDS

                                  MAIN FEATURES

o CEZ Group EBIT grew by 43.6% from CZK 11.2 bn to CZK 16.1 bn; EBIT margin increased by approximately 20% to 26.5%. Net income increased by CZK 3.2 bn to CZK 11.0 bn.
o We revised expected net income for the whole year 2005 to CZK 16.1 bn, up from CZK 13.1 bn last year.
o Based on the results of the Virtual Power Plant and regular wholesale auctions, in which most of 2006 domestic capacity was sold, CEZ expects a 14.3% increase in wholesale power prices in 2006.
o The price of CEZ shares on the Prague Stock Exchange grew from CZK 341 to CZK 471 in H1 2005. Later, the price rose to its all time high, closing at CZK 605 on August 30. Market capitalization stands at EUR 12.1 bn.
o    The Annual General Meeting of CEZ, a. s. (on June 20) decided to pay CZK
     5.3 bn dividend (CZK 9 per share) for the 2004 fiscal year.
o On August 29 CEZ, a. s., submitted to the National Property Fund bid to acquire its 55.8% stake in the lignite mining company Severoceske doly a.s., in which CEZ, a. s. already holds a stake of 37.3%. The bid has been submitted within framework of exclusivity arrangement granted to CEZ, a. s. by the Czech Republic government on July 13.
o On July 20, the Government of the Czech Republic granted CEZ Group members an annual volume of 38.33 million tons of emission allowances (for the period 2005 - 2007). Of that amount, CEZ, a. s. was granted 36.87 million tons.
o Moody's increased CEZ's rating from Baa1 to A3 and Standard & Poor's increased its rating outlook from stable to positive, leaving the rating itself unchanged at BBB+.

Prague, August 31, 2005

Income Statement in Accordance                                          June 2005            June 2004          Index
with International Financial Reporting Standards                    CZK m    TWh         CZK m     TWh          CZK 05/04
-------------------------------------------------------------------------------------------------------------------------

Revenues                                                            60,742               50,510                   120.3%
  Sales of electricity                                              57,502     37,094    46,614      33,871       123.4%
      End-user sales                                                21,304     19,938    13,795      16,238       154.4%
      Sales to distribution companies                                8,441      8,075     6,871       7,520       122.8%
      Domestic traders, market operator, other                       3,814      1,614     2,871       1,246       132.8%
      Traders for export                                             3,095      3,781     1,419       1,950       218.1%
      Export                                                         3,532      3,686     5,566       6,917        63.4%
      Revenues from sale of ancillary, system & distr. services     17,316               16,091                   107.6%
  Heat sales and other revenues                                      3,240                3,896                    83.2%
-------------------------------------------------------------------------------------------------------------------------
Operating expenses                                                  44,642               39,301                   113.6%
  Fuel                                                               7,229                7,381                    97.9%
  Purchased power and related services                              18,215               13,721                   132.8%
  Depreciation and amortization                                      9,472                9,021                   105.0%
Operating income (EBIT)                                             16,100               11,209                   143.6%
EBITDA                                                              25,572               20,230                   126.4%
Other expenses (income)                                              2,273                1,063                   213.8%
Income before income taxes (EBIT)                                   13,827               10,146                   136.3%
Income taxes                                                         2,853                2,235                   127.7%
Net income                                                          10,974                7,911                   138.7%
  Net income attributable to equity holders of the parent           10,497                7,288                   144.0%
  Net income attributable to minority interests                        477                  623                    76.6%
-------------------------------------------------------------------------------------------------------------------------
                                                                       Unit  June 2005             June 2004  Index 05/04
-------------------------------------------------------------------------------------------------------------------------
Earnings per share (EPS)*                                               CZK                                        145.2%
Price earnings ration (P/E)**                                             1                                        178.2%
Return on equity (ROE) net*                                               %                                        133.9%
Return on invested capital (ROIC)*                                        %                                        151.7%
EBITDA margin*                                                            %                                        105.1%
Total indebtedness (provisions excluded)                                  %                                        102.6%
Long-term indebtedness                                                    %                                         96.8%
-------------------------------------------------------------------------------------------------------------------------

* for the period
** for the last 12 months

At the end of June 2005, CEZ Group consisted of 32 fully consolidated companies and 6 companies consolidated by the equity method. The consolidated group increased mainly by the inclusion of three Bulgarian electricity distribution companies at the beginning of the year.

                           REVENUES, EXPENSES, INCOME

1st half revenues increased by 20.3% to CZK 60.7 bn, driven mainly by end user sales (which were up by CZK 7.5 bn); of this, Bulgarian distribution companies contributed CZK 6.0 bn. In the domestic market, CEZ increased end user sales by CZK 1.5 bn and sales to distribution companies were up CZK 1.6 bn. The domestic growth is driven by increases in both price and volumes; domestic volumes increased by 2.3% (0.6 TWh). Revenues from sale of ancillary, system and distribution services increased by CZK 1.2 bn (7.6%) as result of an ancillary services increase by CZK 0.5 bn (when CEZ started to provide ancillary services to the Slovak grid operator) as well as regulated distribution revenue cap improvement.

When the impact of the Bulgarian distribution companies on consolidation is excluded, the operating expenses fell by CZK 0.2 bn; operating expenses of the Bulgarian distribution companies stood at CZK 5.5 bn compared to an overall operating expense increase of CZK 5.3 bn. The Group's repairs and maintenance costs (i.e. including Bulgarian distribution companies) decreased by CZK 0.3 bn. Domestic purchases of electricity and related services increased by CZK 0.1 bn; purchases by the Bulgarian distribution companies amounted to CZK 4.4 bn.

EBIT increased by CZK 4.9 bn to CZK 16.1 bn; out of this the Bulgarian distribution companies accounted for CZK 0.6 bn. EBT totalled CZK 13.8 (up by 3.7 bn, of which CZK 0.5 bn attributable to Bulgarian segment). Income tax increase is mainly related to domestic profit growth as taxes in Bulgarian companies accounted for CZK 0.1 bn only. Net income increased by CZK 3.1 bn (38.7%) to CZK 11.0 bn (this amount includes CZK 0.5 bn corresponding to minority interests, which is lower due to increased CEZ ownership). Bulgarian net income stood at CZK 0.4 bn.

CEZ Group continues to improve its profitability. The EBIT margin grew by approximately 20%, mainly on domestic revenue growth and cost cutting policies; EBITDA margin increased to 42.1%. The net return on equity increased from 4.7% to 6.3% and the return on invested capital (ROIC) rose from 3.3% to 5.0%.

The number of employees was up by 4,925 mainly due to acquisition of the three Bulgarian distribution companies (4,879 employees) in first half of 2005.

                                ELECTRICITY SALES

CZECH REPUBLIC

ELECTRICITY DEMAND in the Czech Republic in the first half of 2005 totaled 29.5 TWh, up 623 GWh (2.2%). Electricity consumption by industry rose substantially (by 4.1%) while small business consumption rose only slightly (0.6%) and household consumption declined by 1.3%. These developments were influenced by a
0.2 (degree)C increase in the average temperature, among other factors.
CEZ Group marginally increased its domestic market share as ELECTRICITY SALES intended for the domestic market increased by 566 GWh (2.3%) to 25,570 GWh. Driven by rising cross border transmission fees and CO2 optimization, elecricity sold abroad fell by 1,400 GWh (15.8%). Total CEZ Group sales decreased by 834 GWh (2.5%) to 33,037 GWh.
On August 3, CEZ held a Virtual Power Plant (VPP) auction in line with an antitrust authority ruling related to the SCE acquisition. The auctioned capacity was heavily oversubscribed, leading to a price increase of 15%. The VPP auction set a benchmark for the first regular auction round on August 12-22. Based on the results of both auctions, where most of the domestic capacity for 2006 was sold, wholesale prices for 2006 should grow by 14.3%. Despite the increase, the wholesale baseload price is still some 20% below German 2006 forward prices, leaving room for future growth. The results of the second round of the regular auction will be announced in mid-September.

ELECTRICITY GENERATION by CEZ Group member companies reached 30,527 GWh, down 235 GWh (0.8%) in comparison with the same period of 2004. Generation in nuclear facilities increased by 857 GWh (7.5%) as the Group looked to optimize the use of lower cost plants; generation in fossil power plants decreased by 1,160 GWh (6.4%). An 68 GWh (6.3%) increase in production in hydro power plants was due to the completion of plant refurbishments following the floods of 2002, as well as better hydrological conditions.

BULGARIA

In the 1st half of 2005, the three Bulgarian distribution companies belonging to CEZ Group sold an aggregate total of 4,057 GWh of electricity, corresponding to CZK 6.0 bn in revenues.

                               INVESTMENT PROGRAM

Additions to property, plant and equipment decreased year-on-year by CZK 2.8 bn (33.6%) to reach CZK 5.6 bn. At the Dukovany Nuclear Power Station, preparatory work continues on replacing the protection and instrumentation & control systems on the nuclear portions of Unit 4, which will enable the unit's useful life to be extended to at least 2025. Also ongoing are preparations for building a spent fuel repository within the power plant compound. At the Temelin Nuclear Power Station, a planned outage of Unit 2 took place from April to July. In an extended technical inspection, defects were found in the blades on a high-pressure part of the turbine rotor. Pending correction of the defects, Unit 2 will be operated at reduced capacity. A planned outage of Unit 1 began in July and will last until September. During a technical inspection, one fourth of the nuclear fuel is being changed and equipment is being checked.

                                    FINANCING

NET CASH PROVIDED BY OPERATING ACTIVITIES increased year-on-year by CZK 1.2 bn (8.2%) to CZK 15.4 bn, with higher electricity sales being partially offset by an increase in receivables.
TOTAL CASH USED IN INVESTING ACTIVITIES decreased significantly (by CZK 9.7 bn or 74.5%) to CZK 3.3 bn. Acquisitions of subsidiaries, net of cash, were down CZK 3.6 bn and proceeds from sale of subsidiary increased by CZK 2.0 bn. Proceeds from sales of fixed assets increased by CZK 0.5 bn (102.9%). Additions to property, plant and equipment decreased by CZK 2.8 bn (33.6%).
TOTAL CASH USED IN FINANCING ACTIVITIES (CZK 3.4 bn) increased strongly by CZK
9.6 bn. Proceeds from borrowings decreased almost to zero (by CZK 13.8 bn or 97.8%), payments of borrowings fell by CZK 5.3 bn (65.4%). Acquisition of treasury shares grew by CZK 1.1 bn.

                          CREDIT RATING OF CEZ, A. S.:

STANDARD & POOR'S: "BBB+" with positive outlook (increased from stable outlook as of May 2005) MOODY'S: "A3" with stable outlook (increased from "Baa1" as of June 2005)

                                OTHER INFORMATION

o The 13th Annual General Meeting of CEZ, a. s., held on June 20, 2005, approved a CZK 9 per share dividend, a donations budget of CZK 80 million, investments of portions of the CEZ, a. s. enterprise in CEZ Prodej, s.r.o. and CEZData, s. r. o. and changes in the Supervisory Board, as well as making new members of the Supervisory Board ineligible to participate in the company's stock options program.
o In May, CEZ, a. s. signed an addendum to the Coal Supply Agreement with Severoceske doly a.s., which secures long-term coal supplies.
o On July 1, 2005 CEZ, a. s. signed an agreement with Mostecka uhelna a.s. securing future coal supplies for at least one entirely new generating unit and for the comprehensive retrofit of three existing units in Pocerady. The agreement is variable and can remain in effect for up to 50 years.
o On July 1, 2005, CEZ, a. s. announced its intent to squeeze out minority shareholders of the regional distribution companies Severomoravska energetika, a.s., Vychodoceska energetika, a.s., Zapadoceska energetika, a.s. and Stredoceska energeticka a.s. and on August 9 those of SKODA PRAHA, a.s. as well.
o CEZ, a. s. submitted the final offer to acquire shares in the privatized Polish power plant company Dolna Odra SA (August 19). The deadline for submission of bids for Electrownia Kozienice SA was moved back to September. CEZ, a. s. also continues to negotiate with a private investor and a major owner (the Polish Ministry of State Treasury) to acquire a majority interest in Zespo(3) Elektrowni Patnow - Adamow - Konin SA.
o On August 29 CEZ, a. s., submitted to the National Property Fund bid to acquire its 55.8% stake in the lignite mining company Severoceske doly a.s., in which CEZ, a. s. already holds a stake of 37.3%. The bid has been submitted within framework of exclusivity arrangement granted to CEZ, a. s. by the Czech Republic government on July 13.
On April 5 CEZ, a. s. signed an agreement with the Romanian State-owned SC Electrica S. A. on the purchase of a stake in the distribution company Electrica Oltenia for EUR 151 million. The expected deadline for completion (by the end of June) was not met. The new completion deadline is by the end of October 2005. CEZ is also looking at the Muntenia Sud privatization, which was initiated in the beginning of August.

            CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS
                              AS OF JUNE 30, 2005:

                                    GROUP CEZ
             Consolidated Income Statement in accordance with IFRS:
                                (in CZK Millions)

---------------------------------------------------------------------------------------------------------------
                                                           1-6/2004      4-6/2004      1-6/2005      4-6/2005
---------------------------------------------------------------------------------------------------------------

Revenues                                                    50 510        22 842        60 742        28 233
 Sales of electricity                                       46 614        21 076        57 502        26 612
 Heat sales and other revenues                               3 896         1 766         3 240         1 621

Operating expenses                                          39 301        19 914        44 642        22 482
 Fuel                                                        7 381         3 558         7 229         3 639
 Purchased power and related services                       13 721         6 341        18 215         8 435
 Repairs and maintenance                                     1 586           945         1 272           781
 Depreciation and amortization                               9 021         4 446         9 472         4 695
 Salaries and wages                                          4 378         2 394         4 835         2 649
 Materials and supplies                                      1 678           951         1 467           809
 Other operating expenses                                    1 536         1 279         2 152         1 474

Income before other expense/income and                      11 209         2 928        16 100         5 751
income taxes

Other expenses/income                                        1 063           134         2 273         1 282
 Interest on debt, net of capitalized interest                 772           342           799           335
 Interest on nuclear provisions                                985           492         1 027           513
 Interest income                                              -131           -92          -172           -95
 Foreign exchange rate losses/gains, net                       166          -418           651           653
 Gain(-)/Loss on sale of subsidiary/associate                                              193             6
 Other expenses/income, net                                      2           105            58           -89
 Income from associates                                       -731          -295          -283           -41

Income before income taxes                                  10 146         2 794        13 827         4 469

Income taxes                                                 2 235           547         2 853           526

Net income                                                   7 911         2 247        10 974         3 943

Net income attributable to:
Equity holders of the parent                                 7 288         2 034        10 497         3 742
Minority interests                                             623           213           477           201
---------------------------------------------------------------------------------------------------------------

                                    GROUP CEZ
               Consolidated Balance Sheet in accordance with IFRS:

                                (in CZK Millions)

---------------------------------------------------------------------------------------------------------------
                                                                            31.12.2004        30.6.2005
---------------------------------------------------------------------------------------------------------------

Assets                                                                           280 815          295 944

Fixed assets                                                                     258 082          257 458

  Plant in service                                                               374 731          387 756
  Less accumulated provision for depreciation                                    165 878          173 547
  Net plant in service                                                           208 853          214 209
  Nuclear fuel, at amortized cost                                                  7 956            8 088
  Construction work in progress                                                   10 626           12 681
  Investment in associates                                                         7 474            6 298
  Investments and other financial assets, net                                     19 690           10 620
  Intangible assets, net                                                           3 294            5 405
  Deferred tax assets                                                                189              157

Current assets                                                                    22 733           38 486

  Cash and cash equivalents                                                        7 545           16 303
  Receivables, net                                                                 8 904            9 831
  Income tax receivable                                                               26            2 725
  Materials and supplies, net                                                      3 184            3 758
  Fossil fuel stock                                                                  739              634
  Other current assets                                                             2 335            5 235

Equity and liabilities                                                           280 815          295 944

Equity                                                                           168 971          175 485

  Equity attributable to equity holders of the parent                            163 689          167 823
    Stated capital                                                                59 218           58 303
    Retained earnings and other reserves                                         104 471          109 520
  Minority interests                                                               5 282            7 662

Long-term liabilities                                                             72 823           73 651

  Long-term debt, net of current portion                                          38 190           38 250
  Accumulated provision for nuclear
  decommissioning and fuel storage                                                29 441           29 853
  Other long-term liabilities                                                      5 192            5 548

Deferred taxes liability                                                          16 008           20 348

Current liabilities                                                               23 013           26 460

  Short-term loans                                                                   240              388
  Current portion of long-term debt                                                3 439            2 144
  Trade and other payables                                                        12 409           17 149
  Income tax payable                                                               1 021                3
  Accrued liabilities                                                              5 904            6 776
---------------------------------------------------------------------------------------------------------------


                                    GROUP CEZ
            Consolidated Cash Flow Statement in accordance with IFRS:
                                (in CZK Millions)

                                                                                      1-6/2004    1-6/2005
                                                                                     ------------------------
OPERATING ACTIVITIES:
Income before income taxes                                                              10 146      13 827
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
     Depreciation and amortization and asset write-offs                                  9 022       9 474
     Amortization of nuclear fuel                                                        1 476       1 503
     (Gain)/Loss in fixed assets retirements                                              -106          20
     Foreign exchange rate loss (gain)                                                     166         651
     Interest expense, interest income and dividends income, net                           417         607
     Provision for nuclear decommissioning and fuel storage                                378         311
     Provisions for doubtful accounts, environmental claims and other
     adjustments                                                                          -718        -468
     Income from associates                                                               -731        -283
     Changes in assets and liabilities:                                                 -1 256      -5 899
       Receivables                                                                       2 192      -1 008
       Materials and supplies                                                             -253        -263
       Fossil fuel stocks                                                                  350         105
       Other current assets                                                               -766      -2 868
       Trade and other payables                                                         -3 468      -2 063
       Accrued liabilities                                                                 689         198
Cash generated from operations                                                          18 794      19 743
     Income taxes paid                                                                  -4 153      -3 548
     Interest paid, net of interest capitalized                                           -817        -981
     Interest received                                                                     136         172
     Dividends received                                                                    292          28
Net cash provided by operating activities                                               14 252      15 414

INVESTING ACTIVITIES:
Acquisition of subsidiaries and associates, net of cash                                 -5 121      -1 506
Proceeds from disposal of subsidiaries and associates, net of cash                                   2 036
Additions to property, plant and equipment and other non-current assets                 -8 381      -5 567
Proceeds from sales of fixed assets                                                        491         996
Change in decommissioning and other restricted funds                                         7         727
Total cash used in investing activities                                                -13 004      -3 314

FINANCING ACTIVITIES:
Proceeds from borrowings                                                                14 120         316
Payments of borrowings                                                                  -8 089      -2 795
Proceeds from other long-term liabilities                                                  103         104
Payments of other long-term liabilities                                                    -61         -68
Dividends paid to Company's shareholders                                                    19          30
Dividends paid to minority interests                                                                     1
Acquisition/sale of treasury shares                                                         74        -993
Total cash provided by (used in) financing activities                                    6 166      -3 405

Net effect of currency translation in cash                                                 105          63

Net increase/decrease in cash and cash equivalents                                       7 519       8 758
Cash and cash equivalents at beginning of period                                         4 014       7 545
Cash and cash equivalents at end of period                                              11 533      16 303

Supplementary cash flow information
Total cash paid for interest                                                             1 125       1 256


                                                               GROUP CEZ
                                 Consolidated Statement of Changes in Equity in accordance with IFRS:
                                                           (in CZK Millions)

-------------------------------------------------------------------------------------------------------------------------
                                               Attributable to Equity Holders of the Parent
                                     --------------------------------------------------------------
                                                               Fair Value
                                                                 and
                                      Stated     Translation    Other     Retained               Minority       Total
                                      Capital    Differences   Reserves   Earnings       Total   Interests      Equity

-------------------------------------------------------------------------------------------------------------------------
December 31, 2003                         59 152           1         -81      93 552     152 624       7 893     160 517
Net Income for period 1-6/2004                                                 7 288       7 288         623       7 911
Dividends declared                                                            -4 738      -4 738        -106      -4 844
Effect of acquisition of SKODA                                                   404         404                     404
PRAHA on equity
Available-for-sale financial                                          50                      50                      50
assets removed from equity to P&L

Sale of treasury shares                       69                                   4          73                      73
Share on equity movements of                                                     -21         -21                     -21
associates
Change in minority due to                                                                                222         222
acquisitions
Other movements                                           -1                      -9         -10                     -10
June 30, 2004                             59 221                     -31      96 480     155 670       8 632     164 302
-------------------------------------------------------------------------------------------------------------------------
December 31, 2004                         59 218          -2          35     104 438     163 689       5 282     168 971

Net Income for period 1-6/2005                                                10 497      10 497         477      10 974
Dividends declared                                                            -5 309      -5 309        -387      -5 696
Acquisition of treasury shares            -1 246                                          -1 246                  -1 246
Sale of treasury shares                      331                                 -78         253                     253
Change in fair value of                                               21                      21           1          22
available-for-sale financial
assets recognized in equity
Change in fair value of cash flow                                     72                      72                      72
hedges recognized in equity

Cash flow hedges removed from                                       -157                    -157                    -157
equity

Effect of acquisition of SKODA                                                   111         111                     111
PRAHA on equity
Share on equity movements of                                                      28          28                      28
associates
Change in minority due to                                                                              2 341       2 341
acquisitions
Other movements                                         -124                     -12        -136         -52        -188
June 30, 2005                             58 303        -126         -29     109 675     167 823       7 662     175 485
-------------------------------------------------------------------------------------------------------------------------

                       Structure of the Consolidated Group
                               As of June 30, 2005

---------------------------------------------------------------------------------------------------------------
                          Entity                               Identification     Place of residence
                                                                 Number
---------------------------------------------------------------------------------------------------------------
                MOTHER COMPANY:
     1          CEZ, a. s.                                       45274649     Prague 4

                SUBSIDIARIES:
     2          CEZ Finance B.V.                                    -         The Netherlands, Amsterdam
     3          CEZ Distribuce, a. s.                            27232425     Prague 2
     4          CEZ Logistika, s.r.o.                            26840065     Ostrava-Moravska Ostrava
     5          CEZ Mereni, s.r.o.                               25938878     Hradec Kralove
     6 VCE      CEZ Obnovitelne zdroje, s.r.o.                   25938924     Hradec Kralove
     7          CEZ Prodej, s.r.o.                               27232433     Prague 2
     8          CEZ Sprava majetku, s.r.o.                       26206803     Prague 4
     9          CEZ Zakaznicke sluzby, s.r.o.                    26376547     Plzen
    10          CEZData, s.r.o.                                  27151417     Plzen
    11          CEZnet, a.s.                                     26470411     Prague 2
    12          Elektrorazpredelenie Pleven EAD                     -         Bulgaria, Pleven
    13          Elektrorazpredelenie Sofia Oblast EAD               -         Bulgaria, Sofia
    14          Elektrorazpredelenie Stolichno EAD                  -         Bulgaria, Sofia
    15 ZCE      EN-DATA a.s.                                     62621084     Plzen
    16          Energeticke opravny, a.s.                        25040707     Kadan
    17 SME      Energetika Vitkovice, a.s.                       25854712     Ostrava-Vitkovice
    18 SME      ePRIM, a.s.                                      25889567     Ostrava-Moravska Ostrava
    19          HYDROCEZ, a.s.                                   63079852     Prague 1
    20          I & C Energo a.s.                                49433431     Trebic
    21 SME      MSEM, a.s.                                       64610080     Frydek-Mistek
    22          rpg Energiehandel GmbH                              -         Nemecko, Mnichov
    23          Severoceska energetika, a.s.                     49903179     Decin
    24          Severomoravska energetika, a. s.                 47675691     Ostrava
    25 STE      STE - obchodni sluzby spol s r.o.                49826182     Prague 2
    26          Stredoceska  energeticka a.s.                    60193140     Prague 2
    27          SKODA PRAHA a.s.                                 00128201     Prague 6
    28 SME      Union Leasing, a.s.                              60792710     Ostrava
    29          Ustav jaderneho vyzkumu Rez a.s.                 46356088     Husinec-Rez
    30 VCE      VCE - montaze, a.s.                              25938746     Pardubice
    31          Vychodoceska energetika, a.s.                    60108720     Hradec Kralove
    32          Zapadoceska energetika, a.s.                     49790463     Plzen

                AFFILIATES:
    33          Coal Energy, a.s.                                26485079     Prague 1
    34          KNAUF POCERADY, spol. s r.o.                     47780690     Pocerady
    35          KOTOUC STRAMBERK, spol. s r.o.                   47972165     Stramberk
    36          LOMY MORINA spol. s r.o.                         61465569     Morina
    37 ZCE      Plzenska energetika a.s.                         25240668     Plzen
    38          Severoceske doly a.s.                            49901982     Chomutov
---------------------------------------------------------------------------------------------------------------


    Consolidation Methods:

    Mother company and subsidiaries:                             Full consolidation
    Affiliates:                                                  Equity consolidation

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.

                                                  ------------------------------
                                                         (Registrant)

Date:  September 1, 2005

                                                  By:  /s/ Libuse Latalova
                                                    ---------------------------
                                                           Libuse Latalova
                                                  Head of Finance Administration